FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated March 24, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

4th Quarter 2010

Dear Shareholders

The performance of BRF Brasil Foods was marked by consistent advances during 2010 and characterized by efficiency, scale gains and profitability in both domestic and overseas markets. Consequently, we have been able to report an unprecedented result for a Brazilian food company: its ranking as the third largest exporter in the Country with export sales of R$ 9.2 billion. This position shows that we are making good on the commitments we assumed at the time the association between Perdigão and Sadia was announced in 2009 for creating a company able to compete globally and recognized for the value of its brands and the quality of its products.

Our sales volume grew 7% to 5.7 million tons. We posted net sales of R$ 22.7 billion, 8.3% up on 2009. Cash generation according to the EBITDA concept reached R$ 2.6 billion and net income, R$ 804 million, a year-on-year improvement of 126% and 125%, respectively. EBITDA margin was 11.6%, restoring the Company’s historic levels of profitability and this in spite of currency appreciation and spiraling commodity prices in the second half of 2010.

Despite the year being a period of transition while we await authorization to conclude the merger, we continued to invest, allocating R$ 1.1 billion to the expansion and modernization of productive capacity and to programs of efficiency in all areas. Such a decision is indicative of the soundness of the company, commitment to our stakeholders and to the execution of our growth plans for both domestic and international markets. Our net debt to EBITDA ratio fell to 1.4 from 3.6 times given better operating cash generation and optimization of investments. A successful bond issue conducted during the year was instrumental in raising R$ 750 million, at the same time extending the debt maturity profile from an average of two to three years.

An important part of our success is contingent on getting closer to our customers and consumers and improving logistics systems, distribution, development and product innovation.  We monitor the dynamic of the markets and adjust our portfolio of products and services to the specific needs of each segment of consumption or region of the country and the world. To grow and continue to be market leaders, we shall invest in customized solutions which add greater value and services, provide support to our customers in their day to day activities and maintain an open relationship channel. In this context, we have also established the long-term internationalization project focused on higher added value products and distribution in the principal regions where we operate.

The expansion of the operations strengthens an important vocation and strategy of the Company - the creation of jobs and income in small and medium-size municipalities throughout Brazil, the principal inputs and raw materials we use – grains, hogs, poultry, beef cattle and milk – all being acquired from local producers. We ended the year with more than 113 thousand employees, ranking us among the five largest employers in Brazil. We are also conscious that the impact of our projects percolates down through the entire community by encouraging the constitution of new companies, services, projects for infrastructure, healthcare and education.

Going forward, we face the challenge of building a global culture, counting on a team of talented and multifunctional people, alert to the cultural plurality of our customers and equipped to find solutions that meet their particular needs. We are conscious that this situation requires constant efforts in training, upgrading of skills and attracting professionals to help us expand our business.

Among our priorities, we seek to be recognized for our initiatives in protecting and preserving the environment. Our Sustainable Hog Farming System which supports and finances the construction of biodigestors on the properties of the integrated outgrowers, received United Nations certification allowing the Company to trade carbon credits and has been recognized as a successful example in the defense of sustainability in rural production. On the same theme of sustainability, we also have a particular concern with water. Vital to the food industry, it will become an important competitive and key advantage going forward. Given the seriousness of this theme, we observe constant vigilance in the preservation, economy and reuse of this natural resource.

The combination of these initiatives makes BRF one of the companies which inspires the greatest confidence among investors and shareholders, what comes turns into stock market recognition due to our  In a year when the Ibovespa stock index rose 1%, we recorded a growth of 21% in market capitalization. Over the past ten years, we have provided an annual average return of 31% to our shareholders, a differential which makes the Company one of the most attractive investment options in the capital markets.

In 2010, we took some important steps towards the formation of one of the largest companies in Brazil. We have been tireless in the task of identifying best practices and in the definition of a new command structure for the Company, drawing equally on manpower from Perdigão and Sadia as well as hiring from the market.   The knowledge which has been accumulated in this process has been instrumental in allowing us to prepare a long-term plan which will drive BRF’s growth through 2015, with a focus on adding value to the business.

Our assumptions for 2011 contemplate organic growth and the incorporation of synergies expected to follow from the integration of the businesses with Sadia in alignment to the 2011-2015 strategic plan. Based on the macroeconomic outlook, we are forecasting growth of between 10% to 12% in net revenues and investments between R$ 1.2 billion and R$ 1.4 billion in Capex and R$ 400 million in replacement of breeder stock.

We need the approval of the Administrative Council for Economic Defense - CADE if we are to execute these plans and fully achieve the growth objectives to which we committed at the time of the association of the two companies. The Company has been doing its part in supplying all the analyses and information required of us by the anti-trust authorities and we are hopeful that the organ will announce shortly its decision on the merger.

We are conducting one of the largest mergers in the food industry anywhere in the world. Although working under some operating restrictions, we can be proud of all the progress and the results that have been achieved in 2010. We are convinced that this merger is pro-competition. The results attained up to the present time show the relevance of the company to all our stakeholders – shareholders, clients, consumers, employees, partners, communities, government and society.

We are at a unique and special moment, in order to consolidate and development a company with a vocation and culture for playing the role of a global leader in the food business.

São Paulo, March 2011.

José Antonio do Prado Fay

Chief Executive Officer

Luiz Fernando Furlan Co-Chairman of the Board of Directors	Nildemar Secches Co-Chairman of the Board of Directors

4th Quarter 2010

Operating and Financial Information 4th Quarter 2010

•         Gross sales totaled R$ 6.4 billion, an increase of 20.6%, representing growth of 22% in the domestic market and 18.3% in exports.

•         Total sales of meats, dairy products and other processed products amounted to 1.4 million tons, a 6.4% increase.

•         Gross profits totaled R$ 1.8 billion, 49.5 higher.

•           EBITDA reached R$ 959.1 million, 167% higher than the preceding quarter, reflecting performance in the Company’s chosen markets and the incorporation of the first round of synergies in the period despite the severe impact of spiking costs of principal raw materials (corn and soybeans).

•     Net income was R$ 360.2 million, reporting a healthy net margin of 5.6%,
•    Financial trading volume in the Company’s shares averaged US$ 47.8 million/day during the quarter, a decline of 22.7%.

Operating and Financial Information - 2010

•        Gross sales for 2010 totaled R$ 22.7 billion, 8.3% higher on a pro-forma basis with a growth of 11.3% in the domestic market and 4.3% in the exports. On a corporate law basis, gross sales during the year rose 42.6%, reflecting Sadia’s results which have been consolidated since July 2009.

•        The meats, dairy products and other processed products businesses posted sales of 5.7 million tons, 7% higher.

•        Gross profits amounted to R$ 5.7 billion, 35.8% higher on a pro-forma basis and 80.4% up on a Corporate Law (CL) basis, with a gross margin of 25.3% against 20.2 in the preceding year.

•    EBITDA reached R$ 2.6 billion, 126,1% higher on a pro-forma basis and

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4th Quarter 2010

203% higher in CL terms relative to 2009, reflecting performance in the Company’s chosen markets and the incorporation of the first round of synergies in the period despite the considerable impact of spiking costs of the principal raw materials (corn and soybeans) in the second half of 2010.

•     Net income was R$ 804.1 million, a 125% improvement on a pro-forma basis and a 215.3% improvement on a CL basis with a net margin of 3.5%.

•            Financial trading volume for the year reached an average of US$ 46.4 million/day for the year, 18.1% higher.

(The variations mentioned in this report are comparisons between year 2010 (January- December) in relation to 2009  or the 4th  quarter of 2010 (4Q10) in relation to the 4th  quarter 2009 (4Q09). Sadia’s results have been consolidated as from July 2009. For a better understanding of the businesses, the variations are compared in numbers according to the Brazilian Corporate Law – (CL) IFRS and on a pro-forma basis, as specified, for comparative accumulative results.  The pro-forma income statements are to be found in attachments II and III of this report and also incorporate IFRS criteria. The results for 2H10 compared with 2H09 already fully reflect the consolidation of results for BRF  and Sadia in the light of the consolidation process concluded in July 2009).

Quarterly Ebitda

(R$ Million)

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4th Quarter 2010

Operating and Financial Information - 2010

Sectoral Performance

The fourth quarter 2010 saw an acceleration in the pace of expansion in the global economy. While the labor market failed to record any significant improvement in developed countries during the period, consumption indicators such as retail sales and consumer confidence reported an improvement in relation to the third quarter.

Brazilian Exports – Exports of chicken meat in 4Q10 fell 7.4% in volumes compared with 3Q10, albeit during the year as a whole reported an increase of 6.4% against 2009. Main importing countries were Saudi Arabia, Japan, Hong Kong, The Netherlands and South Africa. Worthy of particular note is export performance to South Africa, China and Egypt, these markets traditionally with a low percentage share of total overseas sales but which in 2010 expanded significantly. In addition, there was a significant year-on-year 11.4% improvement in average export prices.

During the fourth quarter, Brazilian pork meat exports reported a traditional seasonal trough of the order of 10% in volumes, in relation to 3Q10 due to the closure of the Russian ports. On an annual comparative basis, the country’s overseas sales in 2010 were 11% weaker with an across the board decline in all leading markets (Russia, Hong Kong and the Ukraine).
This negative performance in sales value was partially offset by an average price increase of 22.9% compared with 2009.

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4th Quarter 2010

Beef sales in 4Q10 were 26% in volumes down against the third quarter and on a year-on-year basis 1% off, this performance in large part the result of the fall reported in the fourth quarter. Reduced sales between October and December were due both to a tight supply situation and a hike in prices. Average beef export prices rose 18% from 2009 to 2010.

Domestic Consumption – The unemployment rate reported by the Government Statistics Office (IBGE) fell from 6% of the Economically Active Population in October 2010 to 5.3% in December, the lowest rate ever recorded for the historical series and resulting in the highest consumer confidence levels ever recorded, according to the ACSP (the São Paulo Commercial Association). This positive trading environment saw retail sales in the principal metropolitan regions grow at an average year-on-year rate of 9.6% as against an historical average rate of 4.3% between 2000 and 2009.

Raw Materials – Between October and December 2010 average corn prices in the domestic market rose 34% compared with 3Q10, but during the year posted a decline of 1.2%. The spike in the final quarter of 2010 was in line with the trend in the international price which was pushed up due to an increase in the demand for animal feed and the production of biofuels and not accompanied proportionally by supply. The result was a decline in world inventory, leading to a relatively low inventory/consumption ratio. Low productivity levels due to the unfavorable climate affected supplies from exporting countries such as Argentina and preventing the replenishment of inventory in 2011, sustaining prices at a high level.

Meanwhile, average soybean prices in 4Q10 rose 15.8% against 3Q10, albeit 13.5% down on a year-on-year basis. Similar to the corn market, the mismatch between supply and demand triggered a price increase in grains during the final quarter of 2010.

Perspectives –Social tensions affecting the countries of North Africa and the Middle East have led to an increase in international oil prices although not to the point of risking global growth.

Already the published macroeconomic indicators for developed countries are encouraging, especially in the USA.

In Brazil, the basic Selic rate of interest is expected to increase from 10.75% p.y in December 2010 to 12.25% p.y by December 2011, with a consequent deceleration in inflation rates, in accordance with Focus analyses. This hike in interest rates is unlikely to choke off demand as consumer confidence should remain very positive. An Applied Economic Research Institute - IPEA survey conducted in January 2011 shows that 64% of the families polled expect the economic situation in Brazil to improve over the next 12 months, indicating that domestic consumption is likely to remain strong throughout the period, especially in the case of non-durables.

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4th Quarter 2010

Investments and Projects

Investments in the quarter were R$ 236.8 million and were largely dedicated to projects for productivity and improvements as well as for new industrial plants where expansion is already in progress, including Lucas do Rio Verde-MT and Vitória do Santo Antão-PE. Investment in poultry and hog breeder stock amounted to R$ 102.3 million. Consolidated annual investments amounted to R$ 702.9 million in capital expenditures and a further R$ 348.9 million for replenishment of breeder stock.

We would point out that the total investment undertaken during the year, R$ 1,052 million, and necessary for organic growth, is at lower levels due to the additional capacity created by new industrial units that were brought on stream at the end of last year and expected to be operating at full capacity by the end of 2011.

Investments

In early March 2011, a fire affected part of the installations of the Nova Mutum (MT) unit, fortunately with no victims. The fire was of minor proportions and the unit’s production will be temporarily absorbed by other BRF plants in such as a way not to compromise supplies to clients and consumers. The company has fire insurance. The Nova Mutum unit slaughters 230 thousand head of chicken/day and its output (whole chicken and chicken cuts) is destined for the domestic and export market.

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4th Quarter 2010

Coopercampos - On April 29 2010, the Company signed a services agreement with Cooperativa Coopercampos, state of Santa Catarina, which includes the engagement of future industrial capacity of the plant currently under construction in the municipality of Campos Novos for hog slaughtering. The unit is to be equipped for selling its production to the leading world markets. The unit’s slaughtering capacity will be seven thousand head/day, enabling it to meet the needs of a demanding export market. The cooperative estimates total investments in the project at R$145 million. Slaughtering operations are expected to begin in the first half of 2011.

Information Technology – During the year, an integrated systems platform was set up to support the merger between Perdigão and Sadia for  capturing identified  synergies, these contingent on a  unified system once this merger is finalized. The project, which will take approximately 18 months to conclude, involves about 200 people in 4 stages: 1) Upgrading of the SAP system to increase processing capacity; 2) Construction of the Initial Platform; 3) Development of the HR SAP system; and 4) the roll-out of SAP APO – Advance Planning Optimization. All stages are integrated and critical to the creation of a complete platform to support the Company’s expected international expansion as well as to ensure lower operating and maintenance costs.

Operating Performance

Production

Meat production volumes at BRF Brasil Foods have recovered to levels prior to the 2008/2009 crisis with growth of 6% against the preceding year, on pro forma basis. A total of 1.6 billion head of poultry and 10.5 million head of hogs/beef cattle were slaughtered, a growth of 3,9% and 2.8%, respectively.

Other processed products reported growth of 57.4% on pro forma basis, most notably in the form of margarines, pastas and pizzas as well as the launch of snacks.

During the final quarter, output of processed meat products increased 6.7% and dairy products by 4.8% with the startup of the new Bom Conselho-PE plant. Other processed products reported growth of 2.6%.

Activities at the Cavalhada unit in the Greater Porto Alegre (RS) region, were transferred to the Lajeado (RS) unit. This move reflects the ease of integrating the processes of both plants, in so doing aggregating value to the product mix as well as optimizing processes, industrial lines and production costs. In addition, investments were recently made at the Lajeado plant for expanding capacity and the modernization of installations.

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4th Quarter 2010

 The unit’s slaughtering capacity has been increased from 320 thousand to 470 thousand head of chicken per day, while hog slaughtering capacity has been raised from 2 thousand to 4.8 thousand head/day.

Domestic Market

BRF has successfully maintained its market share for the principal product categories thanks to innovative initiatives, product launches and brand sustainability campaigns in addition to the hands on management of prices and costs. In all segments, including dairy products, BRF has prioritized commercialization margin (value share) over to market share.

Sales to the domestic market totaled R$13.5 billion, a growth of 11.3% against the preceding year. The Company sold 3.8 million tons of product,  4.9% higher than 2009 on a pro-forma basis. Thanks to these results, margins were restored to pre-crisis levels.

In the fourth quarter, domestic market sales posted growth of 22% at R$ 4.0 billion and total volumes 9.8% higher.

The buoyant domestic market associated with an increase in real incomes in a scenario of full employment in conjunction with rising consumption among the emerging social classes, have helped stimulate demand and  sales to all  segments, especially those directed towards lines catering for products traditional to the year–end holiday period.

Meats - The segment posted an increase of 10.5% in sales and 6.6% in volume. The recovery in in natura meat exports helped to steady supplies of product to the domestic market sustaining prices and the sale of items with greater added value. As a result, average prices remained 3.6% above those registered for 2009 on a pro-forma basis while processed products registered an improvement of 690 basis points for the year.

Due to the excellent demand for traditional year-end holiday products, 4Q10 reported sales 22,9% higher for meats, with a 10,4% increase in volume. The operating margin for higher added value products posted growth of 4.7 percentage points compared with 4Q09.

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4th Quarter 2010

Dairy Products – Net sales for the dairy product segment in 2010 recovered to 2008 levels ending the period totaling R$ 2.3 billion. Margins were squeezed by high prices paid to milk producers. Average prices continued in the same level of 2009. The year under review did not show the typical pattern of an on- and off-season, a fact that rendered management of costs and inventory even more difficult. Since these problems prevented margins returning to historical levels, BRF pursued a policy of preserving profitability in the segment which translated into a reduced market share for processed items and UHT milks.

Other processed products- Highlights for the year in this segment were Meu Menu, a line of ready-to-eat/cook, frozen and individual dishes for consumers that live alone, and Escondidinho, inspired by traditional recipes of Brazilian cuisine and directed towards the family market. The Company ran campaigns designed to consolidate the brands, taking full advantage of events with major popular appeal such as the World Soccer Tournament. Overall, market share remained stable – with the exception of margarines where there was growth. Total sales for the segment were R$ 2.0 billion, a growth of 25.7% while volume reached 454.9 thousand tons, a rise of 13.1% and 79%, respectively on a pro forma and CL basis. In the fourth quarter, growth was 27.3% and 10.5%, respectively, in sales and volumes.

Food Service – This segment is a strategic one in BRF’s growth plans with the food service market benefiting from a change in the habits of the Brazilian population, growth in incomes and a recovery in employment. According to the IBGE’s Family Budgets Survey, the percentage of expenses on food away from home rose from 24.1% (2002/2003) to 31.1% (2008/2009). Thanks to this trend and BRF’s investments in products and services, the segment posted a year-on-year increase of 13.1% in sales and 15% in volume.

BRF is the leading player in the Brazilian food service business, supplying the largest food service chains and franchises in the country and developing customized solutions for enhancing its services and proximity to the customer. This segment is present in all the major urban centers, BRF using a proprietary and dedicated fleet of delivery trucks in addition to maintaining high standards of quality and reliability.

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4th Quarter 2010

Domestic Market Sales

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4th Quarter 2010

Market Share - %

In Volumes

Exports

In line with guidance from the anti-trust authority CADE, the merging of international sales has permitted gains in synergies and scale with better price and portfolio management. The Company has repositioned its brands, benefiting from the segmentation of the markets. Sadia has become a premium brand focused on higher added value and innovation. Perdix is positioned as a mainstream high brand, dedicated to the commercialization of large volumes and products attuned to local tastes. Borella, Halal, Fazenda and others have been maintained as brands which compete with local overseas food product industries.

BRF’s international division, Plusfood, with units in The Netherlands and the United Kingdom, is reinforcing its strategy with the manufacture of items destined for the European market. Examples are Perfect Portions, a standardized line of items for the food service business as well as specific products geared satisfying European consumer demand.

In 2010, export revenue increased 4.3% to R$ 9,2 billion on volumes of 2.3 million tons (5.9% greater) – pro-forma basis and a growth of 40.2% in sales revenue on a CL basis. In the fourth quarter, exports reached R$ 2.4 billion, representing an increase of 18.3%, and 4.2% up in volume.

Meats – During the first half, full inventories in world markets depressed prices. In the light of this scenario, the Company adjusted its portfolio accordingly and by the second half with supply and demand back in balance, conditions had improved. However, the devaluation of US$ dollar against Reais, thus reducing revenues when translated into Reals, without reducing profitability.

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4th Quarter 2010

Meat exports amounted to R$ 9.0 billion, 5% higher with volumes 6.1% up for the year. In 4Q10, export sales reached R$ 2.3 billion, an increase of 17.4% in export revenues and 3.9% in volume. Average prices in US dollars FOB (Free on Board), were 14% in relation to the preceding year. The appreciation of the real in relation to US Dollars resulted in price decline in terms of Reals and an overall reduction in export revenues also in local currency terms.

Dairy Products - The scenario of weaker international demand restricted sales volume on the overseas market with shipments recording a year-on-year decline of 28%. In the fourth quarter, volumes were 24.9% down, albeit with export revenues 11.2% higher. The Company is shortly to expand its unit in Argentina – a cheese manufacturer – to make it self-sustainable and to source of value-added exports. Argentina offers a stable supply of quality and competitively priced raw materials in addition to enjoying sanitary agreements with European countries making exports to these markets a feasible proposition.

Market tendencies:

Europe – The crisis in some countries – Greece, Ireland, Portugal and Spain – weakened the domestic economy and causing considerable instability throughout the year. Operations benefited from the pressure on international quotations for the principal grains (corn and soybeans), permitting an increase in prices to the European market. Expansion at Plusfood was instrumental in BRF enhancing its penetration in the region and the doubling of capacity at the Dutch unit is expected by mid- 2011. Production will be sold to such countries as Spain, Germany, Austria and Poland.

Middle East – These markets were severely pressured in the first half of last year due to high product inventory. Importers remained cautious, but resumed business in the second half. The Middle East continues to be BRF’s principal overseas market. Among the countries where there is major potential are Iraq, Jordan and Iran. In 2010, 15 new products under the Sadia brand name were launched in the region, a trend which is expected to increase in 2011.

Far East – The Japanese market reported an improvement in the prices for imported products with consumption remaining steady. In China, demand for BRF’s products continued strong especially following the opening of the Company’s office in the financial hub of Shanghai. BRF plans to leverage its business on the major growth potential presented by the Chinese market.

Eurasia – Demand from countries in the region remained strong both for poultry meat and pork products, resulting in higher prices and volumes.

Africa, Americas and other countries – There was an increase in the African market, especially for processed products with an improvement in volumes and prices. The region presents major growth potential for BRF’s products, more notably in countries such as Algeria, Tunisia, Egypt and Morocco, Mozambique, South Africa and Namibia as well as Angola.

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4th Quarter 2010

With a proprietary distribution system in Argentina, Uruguay, Chile and Peru, sales to the region have been particularly strong for a new line of specialty ham products in Argentina and Uruguay, and Qualy light margarine in Chile.

Internationalization Project - BRF is structuring its Long-Term Internationalization Project focused on its international footprint for products with higher added value and distribution in its main operating regions.

Exports

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4th Quarter 2010

Exports by Region - CL

 (% net export revenue)

Net Sales – Net sales reached R$ 6.4 billion in 4Q10, a 20.6% increase and a growth of 12.2% in relation to 3Q10, particularly boosted by the domestic market with sales of year-end holiday products to the Brazilian market and an improved export performance.

Breakdown in Net Sales (%) - CL

During the year, net revenue totaled R$ 22.7 billion, 8.3% up in terms of the result on a pro-forma basis and 42.6% higher according to CL figures considering the incorporation of results for Sadia as from July 2009.

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4th Quarter 2010

Cost of Sales – Costs of sales were 11.9% higher in 4Q10, the increase being proportionally less than sales revenue. This permitted a gain in gross margin despite the cost pressure from the principal raw materials – breeding stock, corn and soybeans - due to the highly volatile scenario for these commodities.

Taking into account Company performance in 4Q09 – this already a result of synergies arising from the integration of supplies and services – BRF reported a gain of 550 basis points, the cost of sales/net sales ratio increasing from 76.8% to 71.3%.

For the year as a whole, cost of sales was 1.4% higher on a comparative pro-forma basis and 33.2% up on a Corporate Law basis, although  also registering gains in the light of stronger proportional growth in net sales vis a vis cost of sales.

Gross Profit and Gross Margin – Gross Profits amounted to R$ 1.8 billion, an increase of 49.5% with a gross margin of 28.7 against 23.2%, driven by the growth in sales and the reduction in production costs in 4Q10 compared with 4Q09. For the accumulated period, Gross Profits amounted to R$ 5.7 billion – 35.8% higher on a pro-forma basis and 80.4% higher on a CL basis, reflecting a gradual and consistent recovery in performance.

Operating Expenses – The increase for this item was also proportionally less than that of sales for the quarter although 9.4% higher but taking into account expenses relating to investments in marketing, improvements to the IT system and disbursements with respect to consultancy work on the integration process and  new executive hires. As a result, the operating expenses/net sales ratio improved from 18.2% to 16.5%, a gain of 170 basis points in the quarter.

Consequently, operating expenses totaled R$ 3.9 billion in the year, 11.2% higher on pro-forma basis and 37.7% up on a Corporate Law basis.

Operating Income and Margin – Operating profit before other results, equity income and financial expenses was R$ 781.1 million, a significant gain of 197.8% on the back of the strong business performance, with an operating margin 730 basis points higher – increasing from 4.9% to 12.2% for the comparative quarters 4Q09/4Q10. The Company also posted a quarter-on-quarter gain of R$ 356 million in operating income. For the accumulated annual period there was a 6.4 percentage points gain in operating margin (pro-forma basis) reflecting the expected and gradual post-crisis recovery in the results, 396.3% up in Corporate Law terms, and with a nominal 378% pro-forma growth reaching R$ 1.8 billion in the operating result for the year.

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4th Quarter 2010

Financial Results – BRF reported a reduction in the average cost of debt as well as a longer average debt maturity profile thanks to the financial discipline adopted in the debt restructuring plan. Significant reductions in net currency exposure have been possible thanks to the use of non-derivative instruments (currency denominated debt) for foreign exchange protection in line with hedge accounting standards. This has been responsible for major benefits from matching currency liability flows with export shipments. As a consequence of this process there has been a reduction in the volatility of financial expenses on a monthly basis.

Net debt for December 31 2010 was 13.3% less than reported in 2009, supported by operating results despite investments in capex, marketing and for synergy projects.

Net debt/EBITDA ratio fell to 1.38 times from 3.6 due to the improvement in cash generation posted in the year and the equilibrium between the Company’s net debt and operations. Consolidated currency exposure was US$ 76 million (asset position), contemplating the implemented hedge accounting policy, against US$ 1.1 billion (liability position) for the preceding year.

Net financial expenses in the quarter were R$ 152.5 million against a net financial expense of R$ 27.5 million in 4Q09. The result for the previous year was impacted by the positive effect of foreign exchange rate variation on the net currency exposure. On a pro-forma basis for the year, financial expenses amounted to R$ 483.1 million against R$ 617.3 million in financial income, principally due to the positive foreign exchange rate effect on net currency exposure throughout 2009. Meanwhile on Corporate Law basis, financial income accumulated R$ 262.5 million in 2009 due to the incorporation of Sadia’s results in July 2009.

The restructuring of the Sadia subsidiary’s debt was secured with the funds raised from a primary share issue totaling R$ 5.3 billion in July 2009. Of this amount, a total of R$ 3.5 billion was transferred to Sadia in 2009 via an Advance for Future Capital Increases (AFAC) and an intercompany loan, for anticipating payments, and thus reducing short term bank borrowings. A further R$1.2 billion was transferred during 2010.

On January 21 2010, BRF issued (10) ten-year bonds totaling US$750 million (bonds), maturing January 28 2020 and a coupon (interest) of 7.250% per annum (yield to maturity 7.375%), which shall fall due and be payable in semi-annual payments as from July 28 2010. This operation increased average debt maturity by one year.

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4th Quarter 2010

Debt Profile

Other Operating Results – In 4Q10, other operating results totaled R$222.6 million, 24.7% higher, and accumulating R$ 393.9 million for the year, 41.2% higher on a pro-forma basis and 30.1% up on a CL basis. This item largely reflects the costs of idle capacity – due to the pre-operational phase of the new industrial units in: Bom Conselho-PE, Lucas do Rio Verde-MT, Vitória de Santo Antão-PE, Mineiros-GO and Três de Maio-RS.

Income Tax and Social Contribution – Income tax and social contribution for the quarter was R$ 47.7 million against R$ 34.7 million in 4Q09, considering the appropriation of interest on shareholders’ equity declared for the final quarter of 2010. In the year, income tax and social contribution totaled R$196.5 million – 49.5% higher on a pro-forma basis, 120.2% higher in Corporate Law terms, due to the negative result recorded by Sadia in that period and the effects of the results from wholly owned overseas subsidiaries due to the currency translation impact.

Net Income and Net Margin – BRF posted a net income of R$ 360.2 million in the quarter on a net margin of 5.6%, a significant increase of 520 basis points a year on year improvement of 1,537.2%.  The improvement in net result reflects the better operating performance in the quarter. For the full year, net income reached R$ 804.1 million, a 125% increase on a pro-forma basis and 215.3% up on a CL basis based on the adjusted result of R$255 million reported for 2009 (including an additional R$ 132 million  reflecting the incorporation of Perdigão Agroindustrial in 1H09).

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4th Quarter 2010

EBITDA – EBITDA reached R$ 959.1 million during 4Q10, registering a gain of 167.2% compared with 4Q09 and reflecting the Company’s consistent and the gradual improvements already incorporated in management forecasts. EBITDA margin was 15% against 6.8% (a significant gain of 820 basis points), with an additional gain of R$ 341.7 million in the quarter compared to 3Q10.

Operating cash generation for 2010 as measured by EBITDA (operating income before expenses, taxes and depreciation) was R$ 2.6 billion, 123.1% better than the same period in 2009 on a pro-forma basis and 202.6% on a Corporate Law basis. Principal factors contributing to this increase were: the larger volume of processed products sold in the domestic market, a gradual recovery seen in some important export markets, the reduction in production costs and commercial expenses and the synergies from the merging of processes already authorized by CADE such as in export business and the domestic market for in natura meat and the acquisition of some raw materials and services.

Breakdown of Ebitda - CL

Shareholders’ Equity – – Shareholders’ Equity as of December 31 2010 stood at R$ 13.6 billion against R$ 13 billion on December 31 2011, 5% higher with a return on equity of 6.2% when calculated on the net accumulated result for the year in relation to initial shareholders’ equity.

Worthy of note is that in the third quarter of 2009, funds from the primary share offering were absorbed into the cash position at the same time as the share incorporations were concluded as part of the merger process with Sadia.

Stock Split – The AGM/EGM of March 31 2010 approved the stock split for the Company’s shares at a ratio 100% with the issue of 1 new share for each existing share, also approving the change in the ratio for the ADR (American Depositary Receipt) program, the ADRs adopting the same proportionality such that each share corresponds currently to one ADR.

Combination of the Businesses –The accounting and fiscal treatment with respect to the association agreement were measured in accordance with current practices, allocations being made to property, plant and equipment or non-current assets, under the “intangible” item to be subject to annual appraisals using the impairment test (non-recoverability).

IFRS – BRF has adapted its procedures in full for evaluation of balance sheet items, changes in requirements for disclosure of information, and analysis of the economic essence of the transition to IFRS rules, in accordance with the accounting pronouncements - CPCs. As a result, the quarterly earnings reported during 2010 are being republished with the incorporation of the new procedures as well as the comparison with fiscal year 2009.

20

4th Quarter 2010

Shareholder Remuneration – The Board of Directors approved the distribution of R$ 262.5 million to shareholders, corresponding to R$0.30124415 per share – payout effected on August 27 2010 (R$0.061136430 per share and on February 24 2011 (R$ 0.24010772), in the form of interest on shareholders’ equity, with income tax withheld at source pursuant to the current legislation. The amount distributed to the shareholders with respect to fiscal year 2010 represented 32.6% of net income in the period.

Stock Market

On November 16 2010 -  BRF Day, management announced quarterly results beginning with a National APIMEC (Association of Capital Markets’ Analysts and Investment  Professionals)  meeting in São Paulo followed by the opening of the trading day at the invitation of the BM&F Bovespa. The day’s events had the twin purpose of intensifying the relationship with the capital markets as well as commemorating the Company’s listing on the Stock Exchanges - 30 years on BM&FBovespa and 10 years on the NYSE – New York Stock Exchange. The event was repeated on November 23 at the NYSE also with presentations to investors and followed by management ringing the Opening Bell. Both events were attended by investors and sell and buy-side investment analysts.

Performance

21

4th Quarter 2010

The Company’s shares and ADRs have outperformed the leading stock indices and sector players. The average daily financial volume traded on the Bovespa and the NYSE – New York Stock Exchange amounted to US$   47.8 million in the quarter, 22.7% higher than 4Q09. In 2010, average daily turnover was US$ 46.4 million, 18.1 higher.

Share Performance

BRFS3
120
Ibovespa
101
120
100
80
Jan-10
Feb-10
Mar-10
Apr-10
May-10
Jun-10
Jul-10
Aug-10
Sep-10
Oct-10
Nov-10
Dec-10

ADR Performance

BRFS
129
Dow
Jones
111
120
100
80
Jan-10
Feb-10
Mar-10
Apr-10
May-10
Jun-10
Jul-10
Aug-10
Sep-10
Oct-10
Nov-10
Dec-10

22

4th Quarter 2010

Social Balance

Human Capital – BRF’s aim is to build an organizational culture characterized by employee commitment to the long-term plan. In 2010, the Company advanced in this direction through the Training and Development and Quality of Life in Work initiatives. At the end of 2010, BRF accounted for a total of 113 thousand employees.

People Management – The Company elected as priorities in its people management the development of the BRF culture, the formation of leaders in order to grow the Company and the development of managers with a global vision, and the consolidation of the Safety, Health and Environment (SSMA) culture. BRF seeks to maintain competitive salaries and benefits as well as a working environment conducive to the engagement of its in-house stakeholders. In this way it can attract and retain the professionals which will help it to meet its growth plans.

In order to ensure the necessary labor for its operations at all levels, BRF has adopted such initiatives as the Operational Attraction and Retention Plan, which awards employees for assiduity and productivity.

BRF has launched its I Recommend program for stimulating existing employees to indicate others interested in working in the Company and thus maintaining its work force at the appropriate level. At some units, about 25% of manpower has been hired in this way. Similarly, the Itinerant Recruiting project is a scheme whereby attraction and selection teams travel to different locations where the Company has job vacancies in order to improve the hiring processes.

The first trainees program was launched in 2010 - the BRF Generation 2011. Approximately, 15 thousand youngsters enrolled for 30 places. Thanks to this initiative, BRF was able to tap the market for the best potential of the new generation. The development plan involves exposure to all sectors of the Company on a rotational basis for ten months to be followed by a further 24-month spell in his/her area of interest. During this period, the trainee is constantly assessed, participates in workshops, discussions with executives and the Chief Executive Officer of the Company and is required to design a strategic plan.

23

4th Quarter 2010

At the executive level, the Company promotes courses, training sessions and forums with the participation of world-renowned professionals. The HSM forum is an example in which 124 Company executives took part between April and November 2010, covering such themes as strategy, negotiation and leadership.

In 2010, 2,636 employees in positions of leadership received performance appraisals as part of the Company’s objective of attributing method and transparency in the management of performance. BRF is also working on the structuring of individual development plans covering personnel at various levels of the Company. BRF also runs an exclusive plan for executive level development, preparing participants for the ongoing challenges facing the organization.

Stock Option Plan – On August 26 2010, the Board of Directors authorized the granting of 1,576,911 (one million, five hundred and seventy-six thousand and nine hundred and eleven) stock options to 35 executives with a maximum exercise period of five years as established under the Compensation Plan Regulations and approved by the AGM/EGM held on March 31 2010.

Social Actions - In partnership with the Launch Yourself into the Future Institute, BRF channels annual investments of R$ 1 million to sponsor the training of athletes with the purpose of social inclusion of youths from low income backgrounds and the search for talents in Brazilian athletics.

Added Value (CL)

24

4th Quarter 2010

Corporate Governance

The established governance policy involves diffused control and equality of rights for shareholders in addition to a New Market (Novo Mercado) listing on BM&FBovespa and a Level III listing of the Company’s ADRs, such representing standards of corporate governance which assure growth of the business together with the generation of shareholder value and returns.

Corporate Structure – On September 23 2010, BRF – Brasil Foods S.A.’s  Board of Executive Officers was elected, encompassing the positions contemplated in the positions defined in the corporate structuring and constituted as follows: José Antonio do Prado Fay, Chief Executive Officer; Antonio Augusto de Toni, Vice President for Export Markets; Gilberto Antônio Orsato, Vice President for Human Resources; Leopoldo Viriato Saboya, Vice President for Finance, Administration and Investor Relations; Nelson Vaz Hacklauer, Vice President for Strategies and M&A; Nilvo Mittank, Vice President for Operations and Technology; Fabio Medeiros Martins da Silva, Vice President of Dairy Products; Wilson Newton de Mello Neto, Vice President for Corporate Affairs; Luis Henrique Lissoni, Vice President for the Supply Chain. The Vice Presidencies for Food Service and the Domestic Market will be filled in the event of and  contingent upon the terms of the final approval of the Concentration Act currently subject to examination by the Administrative Council for Economic Defense – CADE, as well as eventual approval of the Company’s Board of Directors.

Diffused Control – Equal Rights

As of December 31 2010

25

4th Quarter 2010

Rating – BRF has been assigned two corporate credit ratings: a BB+ (PE) rating from Standard & Poor´s and a Ba1 – (PE) rating - Global Local Currency Corporate Family from Moody´s Investor Service.

Novo Mercado - BRF signed up to the BM&FBovespa’s Novo Mercado on April 12, 2006 binding it to settle disputes through the Arbitration Panel according to the arbitration clause written into its bylaws and regulations.

Risk Management - BRF and its subsidiaries adopt a series of previously structured measures for controlling and minimizing the impact of the risks inherent to its businesses, details of which are shown in explanatory note 5 of the Financial Statements. Risks involving the markets in which the Company operates, sanitary controls, grains, nutritional safety and environmental protection, as well as internal controls and financial risks are all monitored.

Independent Audit – No disbursements of consultancy fees were made to the independent auditors during the period. The engagement of these services requires prior Board approval and adheres to the rules and restrictions established by the legislation, conditional on this not undermining the independence and objectivity of our auditors. The Company’s financial information shown herein is in accordance with accounting practices adopted in Brazil and is an integral part of the audited financial statements. Non-financial information as well as other operating information has not been subject to auditing on the part of our independent auditors.

Pursuant to CVM Instruction 480/09 at a meeting on March 17 2011, the Board of Executive Officers declares it has discussed, reviewed and agreed both the opinions expressed in the report of the independent auditors and also the financial statements for the quarter and the year ending on December 31 2010.

CADE - The Association Agreement has been submitted for the examination of the Administrative Council for Economic Defense – CADE. During the period in which the Brazilian anti-trust authorities are examining the Agreement, BRF and Sadia may be subject to certain specific commitments agreed with these authorities and designed to maintain the status quo in market conditions.

On June 30, the Finance Ministry’s Economic Monitoring Secretariat (SEAE) published its report on the proposed corporate merger. SEAE has recommended to CADE that the operation be approved with restrictions. BRF has underscored its conviction that there are sufficient technical arguments to be made to CADE as to the operation’s pro-competitive nature and the fact that it will reinforce Brazil’s penetration and competitiveness in overseas markets. BRF remains confident that CADE will fully approve the operation in view of the absence of any significant entry barriers as well as the existence of intense market rivalry and the capture of major synergies and efficiencies.

26

4th Quarter 2010

As agreed with the authorities we have initially undertaken the integration of the financial area and policies covering risks, for exports and domestic market for in natura meats as well as the acquisition of certain raw materials and services. The project for integration planning and identification of synergies has been successfully concluded for implementation once CADE has announced its decision.

Sustainability Management – Our guidelines for generation of value is enshrined in the long-term strategic plan. It covers the protection of our assets and liabilities and offsetting impacts that may create risks to our businesses, thus preserving investments and shareholder confidence.

The Long Term Strategic Plan – denominated BRF-15 (Business Plan 2011-2015) was approved in 2010 and defines the strategies for growth over the next five years. It covers not only organic growth but also the Internationalization Project which focuses on the positioning of the Company internationally in terms of higher added value products and distribution to the principal areas of BRF’s operations.

BRF’s sustained growth rests on the economic-financial, social and environmental pillars with the intangible assets included as important competitive differentials. The Company also adopts GRI – Global Reporting Initiative Guidelines in its annual report and for the sixth consecutive year is a component in BM&FBovespa’s Corporate Sustainability Stock Index - ISE. In addition BM&F has also been included in the Carbon Efficient Stock Index - ICO2 since its launch in March 2011.

On November 9 2010, BRF - Brasil Foods held its first Stakeholders On-site Panel. This forms part of the process of implementing version 3 of the Global Reporting Initiative – GRI guidelines and for improving management and sustainability governance. The object of the exercise is to engage the Company’s stakeholders and to identify key matters of sustainability on which BRF should be focusing its reports.

27

4th Quarter 2010

28

29

30

Anexo III

PRO FORMA	THOUSAND TONS			R$ MILLION		
Domestic Market	**2010**	**2009**	**% Ch.**	**2010**	**2009**	**% Ch.**
Meats	1,837	1,723	7	8,669	7,845	11
In Natura	400	341	17	1,930	1,306	48
Poultry	255	216	18	1,039	760	37
Pork/Beef	145	124	16	891	546	63
Elaborated/Processed (meats)	1,437	1,382	4	6,738	6,538	3
Dairy Products	1,076	1,001	7	2,292	2,139	7
Milk	873	793	10	1,585	1,437	10
Dairy Products	202	209	(3)	707	702	1
Other Processed	455	402	13	2,026	1,612	26
Soybean Products/ Others	389	454	(14)	529	551	(4)
Total	3,756	3,580	5	13,515	12,148	11
Processed	2,094	1,993	5	9,472	8,853	7
% Total Sales	56	56		70	73	

	THOUSAND TONS			R$ MILLION		
Exports	**2010**	**2009**	**% Ch.**	**2010**	**2009**	**% Ch.**
Meats	2,278	2,147	6	9,051	8,618	5
In Natura	1,922	1,818	6	7,361	6,923	6
Poultry	1,640	1,529	7	5,847	5,532	6
Pork/Beef	282	289	(2)	1,515	1,391	9
Elaborated/Processed (meats)	357	329	8	1,690	1,695	(0)
Dairy Products	3	4	(28)	20	22	(10)
Milk	0	2	(92)	1	12	(92)
Dairy Products	3	2	45	19	10	96
Other Processed	18	18	4	91	120	(24)
Soybean Products/ Others	6	9	(30)	4	29	(85)
Total	2,306	2,177	6	9,166	8,789	4
Processed	378	348	8	1,799	1,825	(1)
% Total Sales	16	16		20	21	

	THOUSAND TONS			R$ MILLION		
Total	**2010**	**2009**	**% Ch.**	**2010**	**2009**	**% Ch.**
Meats	4,115	3,869	6	17,720	16,463	8
In Natura	2,322	2,158	8	9,291	8,229	13
Poultry	1,895	1,745	9	6,886	6,292	9
Pork/Beef	427	413	3	2,406	1,937	24
Elaborated/Processed (meats)	1,793	1,711	5	8,428	8,234	2
Dairy Products	1,078	1,005	7	2,312	2,161	7
Milk	873	795	10	1,586	1,450	9
Dairy Products	205	210	(3)	726	712	2
Other Processed	473	420	13	2,117	1,732	22
Soybean Products/ Others	395	462	(15)	533	580	(8)
Total	6,062	5,757	5	22,681	20,937	8
Processed	2,472	2,341	6	11,271	10,677	6
% Total Sales	41	41		50	51

All forward-looking statements contained in this report regarding the Company’s business prospects, projected results and the potential growth of its businesses are mere forecasts based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.

The merger between BRF and Sadia is currently the subject of examination by the Brazilian Anti-Trust Authorities and its implementation depends on the approval of CADE. On July7 2009 an agreement was signed with CADE (APRO - Transaction Reversibility Preservation Agreement) which guarantees the reversibility of the operation, authorizes the preparation of studies of synergies and the adoption of joint management initiatives with respect to treasury activity.

31

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   March 24, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director